                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
      UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)

                        ASCENT ENTERTAINMENT GROUP, INC.
                       (Name of Subject Company (issuer))

                          Liberty AEG Acquisition, Inc.
                          a wholly owned subsidiary of
                            Liberty Media Corporation
                      (Names of Filing Persons (offerors))

                     Common Stock, par value $.01 per share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    043628106
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:
                              Joseph A. Cialone, II
                               Baker Botts L.L.P.
                                 One Shell Plaza
                                  910 Louisiana
                            Houston, Texas 77002-4995
                                 (713) 229-1234

[ ]    Check the box if any part of the fee is offset as provided by Rule 0-11
       (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                Amount Previously Paid:                     Filing Party:
                Form or Registration No.:                   Date Filed:
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
       Check the appropriate boxes below to designate any transactions to which the statement relates:
       [X]      third-party tender offer subject to Rule 14d-1.
       [ ]      issuer tender offer subject to Rule 13e-4.
       [ ]      going-private transaction subject to Rule 13e-3.
       [ ]      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                      LIBERTY MEDIA SIGNS MERGER AGREEMENT
                         WITH ASCENT ENTERTAINMENT GROUP

DENVER, COLORADO, February 22, 2000 -- Liberty Media Corporation (NYSE: LMG.A, LMG.B) and Ascent Entertainment Group, Inc. (Nasdaq: GOAL) announced today that they have entered into a definitive merger agreement under which Liberty Media will acquire Ascent Entertainment. Under the merger agreement, Ascent stockholders will receive $15.25 in cash per share of Ascent Entertainment Common Stock. The stock closed at $10.13 last Friday, February 18, 2000.

The total cost of the acquisition of Ascent's shares will be approximately $460 million, with a total transaction value, including assumed or refinanced debt, of approximately $755 million. Following the acquisition, Liberty will continue the process of finding a suitable buyer for the Pepsi Center, as well as the professional sports teams included in the assets currently owned by Ascent.

"We are delighted to have agreed on terms for the purchase of Ascent Entertainment," said Gary S. Howard, Liberty's Executive Vice President and Chief Operating Officer. "From a corporate perspective, Liberty has had a long-term interest in the consumer access offered through On Command Corporation's (Nasdaq: ONCO) service. When completed, the purchase of Ascent will provide us with a majority ownership position in that company. Given our extensive relationships in video programming, interactive television and high speed data services, the acquisition of On Command will position us perfectly to offer even better and more comprehensive services for business and recreational travelers.

"Like Ascent, we are a company with headquarters in Colorado. And, like Ascent, we are committed to finding an ownership group for the Pepsi Center, the Avalanche and the Nuggets that is committed to giving our sports community teams that play at a championship level. We will continue that process until the right group is identified and a deal can be consummated. Until that time, we will continue to run our sports operations under the very able stewardship of Don Elliman, Pierre Lacroix and Dan Issel."

In accordance with the merger agreement, Liberty expects to commence on or prior to February 28, 2000, a tender offer for all shares of stock of Ascent at a net cash price of $15.25 per share of Ascent Common Stock. The tender offer will be conditioned on the tender of at least a majority of the Ascent shares, as well as other customary conditions. J.P. Morgan will act as dealer manager for the tender offer.

If a majority of the Ascent shares are purchased in the tender offer, it is expected that a corporation controlled by Liberty will merge with Ascent, with any remaining shares of Ascent converted into cash at the same price as offered in the tender offer. The merger is expected to close in the second quarter of 2000.


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Ascent's Board of Directors has received an opinion letter from Donaldson,
Lufkin & Jenrette Securities Corporation that the consideration to be received by Ascent's shareholders pursuant to the transaction is fair to such shareholders from a financial point of view.

Liberty Media holds interests in a broad range of video programming, communications, technology and internet businesses in the United States, Europe, South America and Asia.

Ascent Entertainment's principal business is providing pay-per-view entertainment and information services through its majority-owned On Command Corporation. In addition, Ascent provides satellite service and maintenance to the NBC television network in connection with its distribution of its national television feed to its local affiliates. The company also is the owner of the National Basketball Association's Denver Nuggets, the National Hockey League's Colorado Avalanche, and the Pepsi Center, the new, state of the art entertainment facility which is home to both the Nuggets and Avalanche.

                                   **********

         Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Liberty Media Corporation with the Securities and Exchange Commission, and the solicitation/recommendation statement will be filed with the Commission by Ascent Entertainment Group, Inc. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Liberty Media Corporation and Ascent Entertainment Group, Inc. with the Commission at the Commission's web site at www.sec.gov. The tender offer statement and related offering materials may be obtained for free from Liberty Media Corporation by directing such request to: Liberty Media Corporation, 9197
S. Peoria Street, Englewood, Colorado 80112, Attention: Vivian J. Carr, telephone: (720) 875-5406, e-mail: vivian@libertymedia.com. The solicitation/recommendation statement and such other documents may also be obtained for free from Ascent Entertainment Group, Inc. by directing such request to: Ascent Entertainment Group, Inc., 1225 Seventeenth Street, Suite 1800, Denver, Colorado 80202, Attention: Arthur M. Aaron, telephone: (303) 308-7040, e-mail: aaron@ascentent.com.

                                   **********

CONTACT:  LIBERTY MEDIA                    ASCENT ENTERTAINMENT
          Vivian Carr                      MEDIA CONTACT:  Arthur M. Aaron
          720-875-5406                     303-308-7040
                                           INVESTOR CONTACT:  David A. Holden
                                           303-308-7033



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